

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

September 1, 2017

<u>Via E-mail</u>
Ms. Kelly Schmidt
Vice President & Controller
Owens Corning
One Owens Corning Parkway
Toledo, OH  43659

**Re:    Owens Corning
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed February 8, 2017
File No. 1-33100**

Dear Ms. Schmidt:

We have completed our review of your filing.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ W. John Cash

W. John Cash
Accounting Branch Chief
Office of Manufacturing and
Construction